Exhibit 21.1

I.	Organovo, Inc. a Delaware corporation

a.	Organovo UK Ltd, a United Kingdom private company

II.	Samsara Sciences, Inc., a Delaware corporation

III.	Opal Merger Sub, Inc., a Delaware corporation